UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)

 Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

RETAILMENOT, INC.
 (Names of Subject Company)

R ACQUISITION SUB, INC.
(Offeror)

A WHOLLY OWNED DIRECT SUBSIDIARY OF
HARLAND CLARKE HOLDINGS CORP.
(Parent of Offeror)
(Names of Filing Persons)

SERIES 1 COMMON STOCK, $0.001 PAR VALUE
 (Title of Class of Securities)

76132B106
 (CUSIP Number of Class of Securities)

Lee Ann Stevenson, Esq.
General Counsel
15955 La Cantera Parkway
San Antonio, Texas 78256
(210) 697-8888
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

 with a copy to:

Adam O. Emmerich, Esq.
DongJu Song, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$602,167,852.63	$69,791.25

*
Estimate for purposes of calculating the filing fee only.  The transaction valuation was calculated as the sum of (i) 48,304,216 shares of Series 1 common stock, par value $0.001 per share (the “Shares”), of RetailMeNot, Inc. (“RetailMeNot”) issued and outstanding, multiplied by the offer price of $11.60 per share (the “Offer Price”); plus (ii) 4,505,073 Shares subject to issuance in respect of service-based restricted stock units multiplied by the Offer Price; plus (iii) 709,424  Shares subject to issuance in respect of performance-based restricted stock units (assuming applicable performance conditions are satisfied at target performance) multiplied by the Offer Price; plus (iv) 1,834,757 Shares subject to issuance upon exercise of outstanding RetailMeNot service-based stock options with an exercise price below the Offer Price, multiplied by (A) the Offer Price minus (B) $6.81, the weighted-average exercise of such service-based stock options; plus (v) 102,100 Shares subject to issuance upon exercise of outstanding RetailMeNot performance-based stock options with an exercise price below the Offer Price (assuming applicable performance conditions are satisfied at target performance) multiplied by (A) the Offer Price minus (B) $6.63, the weighted-average exercise of such performance-based stock options; plus (vi) 132,615 Shares estimated to be issuable pursuant to the RetailMeNot Employee Stock Purchase Plan prior to the closing of the Offer multiplied by the Offer Price; and (vii) 44,528 RetailMeNot restricted stock units estimated to be granted in April 2017 multiplied by the Offer Price; minus (viii) $30 million, representing a portion of the RetailMeNot equity awards that will not be paid at the closing of the transaction but rather will vest over time in accordance with their existing vesting schedule.

The calculation of the filing fee is based on information provided by RetailMeNot as of April 6, 2017.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $69,791.25	Filing Party: Harland Clarke Holdings Corp. and R Acquisition Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: April 24, 2017
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:	☑

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed by Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), and R Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, with the Securities and Exchange Commission on April 24, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of RetailMeNot, Inc., a Delaware corporation (“RetailMeNot”), at a price of $11.60 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated April 24, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment No. 4 is being filed to amend and supplement Items 1 through 9, 11 and 12 as reflected below.

Items 1 through 9; Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The Offer and all withdrawal rights thereunder expired as of 11:59 p.m., New York City time, on May 22, 2017. The Depositary for the Offer has advised Parent and Purchaser that, as of the expiration of the Offer, an aggregate of approximately 43,835,500 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 90.2% of Shares then outstanding. Purchaser accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer, and payment of the Offer Price for such shares will be promptly made by the Depositary.

On May 23, 2017, pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law, Purchaser merged with and into RetailMeNot with RetailMeNot being the surviving corporation. Upon completion of the Merger, RetailMeNot became a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, immediately prior to the Effective Time of the Merger, each outstanding Share (other than Shares held (i) in the treasury of RetailMeNot, Inc. or by Parent, Purchaser, or any other subsidiary of Parent, which Shares were cancelled and ceased to exist or (ii) by RetailMeNot stockholders who validly exercised appraisal rights under Delaware law with respect to such Shares) was automatically cancelled and converted into the right to receive an amount in cash equal to the Offer Price. Following the Merger, all Shares will be delisted from the Nasdaq Stock Market.

A copy of the press release issued by Parent announcing the completion of the acquisition on May 23, 2017 and filed as an exhibit hereto is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(D)          Press Release, dated May 23, 2017.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2017

R ACQUISITION SUB, INC.

By:	/s/ Lee Ann Stevenson
Name:	Lee Ann Stevenson
Title:	Senior Vice President, General Counsel and Secretary

HARLAND CLARKE HOLDINGS CORP.

By:	/s/ Lee Ann Stevenson
Name:	Lee Ann Stevenson
Title:	General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 24, 2017.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)
Joint Press Release issued by Harland Clarke Holdings Corp. and RetailMeNot, Inc. on April 10, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by RetailMeNot, Inc. with the Securities and Exchange Commission on April 10, 2017).

(a)(1)(F)	Summary Advertisement as published in the New York Times on April 24, 2017.*

(a)(5)(A)
Complaint filed in the United States District Court for the District of Delaware,  captioned Louis Scarantino, On Behalf of Himself and All Others Similarly Situated v. RetailMeNot, Inc., Thomas Ball, Jeff Crowe, Eric Korman, Jules Maltz, Gokul Rajaram, Greg Santora, Brian Sharples, Tamar Yehoshua, Cotter Cunningham, Harland Clarke Holdings Corp., and R Acquisition Sub, Inc. (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 1 to the Schedule 14D-9 of RetailMeNot, Inc. filed with the Securities and Exchange Commission on April 28, 2017).

(a)(5)(B)
Complaint filed in the United States District Court for the District of Delaware, captioned Ashley Boening, On Behalf of Himself and All Others Similarly Situated v. RetailMeNot, Inc, Thomas Ball, Jeff Crowe, Eric Korman, Jules Maltz, Gokul Rajaram, Greg Santora, Brian Sharples, Tamar Yehoshua, Cotter Cunningham, Harland Clarke Holdings Corp., and R Acquisition Sub, Inc. (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 5 to the Schedule 14D-9 of RetailMeNot, Inc. filed with the Securities and Exchange Commission on May 12, 2017).

(a)(5)(C)
Complaint filed in the United States District Court for the District of Delaware, captioned Edward McNally, On Behalf of Himself and All Others Similarly Situated v. RetailMeNot, Inc., C. Thomas Ball, Jeffrey M. Crowe, Eric Korman, Jules A. Maltz, Gokul Rajaram, Greg J. Santora, Brian H. Sharples, Tamar Yehoshua and G. Cotter Cunningham. (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 5 to the Schedule 14D-9 of RetailMeNot, Inc. filed with the Securities and Exchange Commission on May 12, 2017).

Exhibit No.	Description
(a)(5)(D)	Press release, dated May 23, 2017.

(b)(1)
Amended and Restated Commitment Letter, dated as of April 17, 2017, among Credit Suisse Securities AG, Credit Suisse Securities (USA) LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc., Macquarie Capital Funding LLC, Macquarie Capital (USA) Inc., Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Jefferies Finance LLC and Harland Clarke Holdings Corp.*

(d)(1)
Agreement and Plan of Merger, dated as of April 10, 2017, by and among Harland Clarke Holdings Corp., R Acquisition Sub, Inc. and RetailMeNot, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by RetailMeNot, Inc. with the Securities and Exchange Commission on April 10, 2017).

(d)(2)	Confidentiality Agreement, dated January 10, 2017, between RetailMeNot, Inc. and Valassis Communications, Inc., a wholly owned subsidiary of Harland Clarke Holdings Corp.*

(g)	None.

(h)	None.

* previously filed